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Exhibit 12.1

	Twelve Months Ended
	August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006	July 31, 2005
Income before income taxes	$100,182	$77,196	$82,215	$69,396	$67,052
Add:
Fixed charges	24,294	27,268	20,463	17,938	12,499
Amortization of capitalized interest	135	58	31	15	—
Less:
Capitalized interest	(274)	(674)	(219)	(502)	—

Total earnings, as defined	124,337	103,848	102,490	86,847	79,045
Fixed charges:
Interest expense	$9,914	$16,133	$12,089	$11,210	$6,568
Interest portion of rent expense	13,611	10,047	7,701	5,778	4,976
Amortization of debt issuance costs	495	414	454	448	449
Capitalized interest	274	674	219	502	506

Total Fixed charges, as defined	$24,294	$27,268	$20,463	$17,938	$12,499
Ratio of earnings to fixed charges	5.1	3.8	5.0	4.8	6.3

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  Exhibit 12.1